UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934


                            Ohana Enterprises, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                   677070 10 4
                                 (CUSIP Number)


      Richard D. Surber, 268 West 400 South, Salt Lake City, Utah 84101, (801) 575-8073 (Name, address and telephone number of person authorized to receive notices and communications)


                                February 20, 2004
              (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                             SCHEDULE 13D
CUSIP No. 677070 10 4

1) NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hudson Consulting Group, Inc. ("Hudson")

2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                       (B) (  )
3)  SEC USE ONLY


4)  SOURCE OF FUNDS
WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
Hudson is Incorporated in the State of Nevada. Hudson does business in the State of Utah.

                      7)  SOLE VOTING POWER                      0
NUMBER OF
SHARES

BENEFICIALLY          8)  SHARED VOTING POWER                    3,753,531
OWNED BY
EACH

REPORTING             9)  SOLE DISPOSITIVE POWER                 0
PERSON WITH

                      10)  SHARED DISPOSITIVE POWER              3,753,531

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.97%

14) TYPE OF REPORTING PERSON
CO









                                  Page 2 of8

                                 SCHEDULE 13D
CUSIP No. 677070 10 4

1) NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard D. Surber ("Surber)

2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                        (A) (X )
                                                                        (B) (  )
3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION Surber is a United States Citizen.

                      7)  SOLE VOTING POWER                      0
NUMBER OF
SHARES

BENEFICIALLY          8)  SHARED VOTING POWER                    3,753,531
OWNED BY
EACH

REPORTING             9)  SOLE DISPOSITIVE POWER                 0
PERSON WITH

                     10)  SHARED DISPOSITIVE POWER              3,753,531

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.97%

14) TYPE OF REPORTING PERSON
IN

                                SCHEDULE 13D
CUSIP No. 677070 10 4

1) NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Diversified Holdings I, Inc. ("DHI")

2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                        (A) (X )
                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
DHI is a Nevada Corporation. DHI does business in the State of Utah.

                      7)  SOLE VOTING POWER                      0
NUMBER OF
SHARES

BENEFICIALLY          8)  SHARED VOTING POWER                    3,753,531
OWNED BY
EACH

REPORTING             9)  SOLE DISPOSITIVE POWER                 0
PERSON WITH

                     10)  SHARED DISPOSITIVE POWER               3,753,531

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.97%

14) TYPE OF REPORTING PERSON
CO

                                 SCHEDULE 13D
CUSIP No. 677070 10 4

1) NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nexia Holdings, Inc. ("Nexia")

2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                        (A) (X )
                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
Nexia is Incorporated in the State of Nevada. Nexia does business in the State of Utah

                      7)  SOLE VOTING POWER                      0
NUMBER OF
SHARES

BENEFICIALLY          8)  SHARED VOTING POWER                    3,753,531
OWNED BY
EACH

REPORTING             9)  SOLE DISPOSITIVE POWER                 0
PERSON WITH

                     10)  SHARED DISPOSITIVE POWER               3,753,531

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.97%

14) TYPE OF REPORTING PERSON
CO

Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.01 per share, of Ohana Enterprises, Inc. ("Common Stock"). Ohana Enterprises, Inc. ("Ohana") is a Delaware corporation with principal offices at 2899 Agoura Road, #168, Westlake Village, CA 91361.

Item 2.  Identity and Background

(a) This schedule is filed by Hudson Consulting Group, Inc., a Nevada corporation ("Hudson"); Diversified Holdings I, Inc., a Nevada Corporation ("DHI"); Nexia Holdings, Inc., a Nevada corporation ("Nexia") and Richard D. Surber, an individual ("Surber").

(b) The business address for Hudson, DHI, Nexia and Surber is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) Hudson is a consulting company which provides financial and business consulting services. DHI is a holding company which owns interests in companies involved in the real estate and consulting business. DHI owns Hudson. Nexia is the parent corporation of DHI . The principal business of Surber is providing business and financial consulting services and the practice of law.

(d) Neither Hudson, DHI, Nexia nor Surber has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither Hudson, DHI, Nexia nor Surber has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Hudson, Nexia and DHI are Nevada corporations. Surber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Hudson

The voting control of 3,753,531 shares (12.97%) that are the basis for filing this schedule represents the remaining shares held in escrow that were to secure the purchase of a controlling interest in Ohana in exchange for a total cash payment of $300,000. The agreement has been settled as to all parties except Gerard Nolan, who's shares remain in escrow and under the voting control of Hudson. Hudson owns no shares in its own name.

DHI

3,753,531 shares ( 12.97 %) are attributed beneficially to DHI which owns
Hudson.

Nexia

3,753,531 shares ( 12.97%) are attributed beneficially to Nexia which holds a controlling interest in DHI.



Surber

3,753,531 shares ( 12.97 %) are attributed beneficially to Surber who is the President and a Director of Hudson, DHI and Nexia.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the change in Hudson's interest in securities of Ohana. Hudson is a consulting company which provides business and consulting services to small businesses. DHI is a holding company involved in real estate and consulting. Nexia is a holding company involved in real estate and consulting. Surber is a licensed attorney involved in consulting with small businesses.

On February 20, 2004, Hudson settled its claims against Ohana and all but one of the named parties in the Stock Purchase Agreement and thereby released it's claims to 7,503,920 shares of Ohana common stock previously held in escrow and under the voting control of Hudson. The number of shares retained in the escrow and thus subject to Hudson's voting control total 3,753,531.

Hudson originally obtained its secured interest in the Ohana shares pursuant to a Stock Purchase Agreement dated August 27, 2002 and Hudson exercised voting control over those shares only until February 20, 2004. Hudson has no current plans to purchase additional shares or to dispose of any of the shares in Ohana currently subject to he escrow agreement. DHI, Nexia and Surber, to whom beneficial ownership of the Ohana shares are attributed, likewise have no current plans to cause Hudson to purchase additional shares or to dispose of any of its shares in Ohana

Item 5.  Interest in Securities of the Issuer

(a) (i) The aggregate number of the class of securities, identified pursuant to
Item 1, controlled by Hudson, is 3,753,531 over which Hudson exercises voting control. The percentage of the class of securities, identified pursuant to Item 1,controlled by Hudson, is 12.97%. (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by DHI, Nexia and Surber is the same, 3,753,531. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by DHI, Nexia and Surber is 12.97%.

(b) (i) For Hudson the number of shares as to which there is sole power to vote or to direct the vote is 3,753,531, the number of shares with the shared power to vote or to direct the vote is 0. For DHI, Nexia and Surber, the number of shares with the sole power to dispose or to direct the disposition is 0, the number of shares with shared power to dispose or to direct the disposition is 3,753,531. Hudson is a consulting company which provides financial and business consulting services. DHI is a holding company which owns interests in companies involved in the real estate and consulting business. Nexia is a holding company involved in the real estate and consulting business. The principal business of Surber is providing business and financial consulting services and the practice of law.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Hudson Consulting Group, Inc., a Nevada corporation


Date: March 2, 2004              Richard Surber
                             /s/------------------------------------------------
                                    Richard D. Surber, President


                             Diversified Holdings I, a Nevada corporation


Date: March 2, 2004              Richard Surber
                             /s/------------------------------------------------
                                    Richard D. Surber, President


                             Nexia Holdings, Inc., a Nevada corporation


Date: March 2, 2004               Richard Surber
                              /s/-----------------------------------------------
                                    Richard D. Surber, President




Date: March 2, 2004               Richard Surber
                              /s/-----------------------------------------------
                                    Richard D. Surber

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).